UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LIFETIME BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-19254	11-2682486
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Stewart Avenue, Garden City, New York, 11530
(Address of principal executive offices) (Zip Code)

Laurence Winoker		(516) 683-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Lifetime Brands, Inc. (the “Company” and, unless the context otherwise requires, references to the “Company” shall include its consolidated subsidiaries), evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain tin. Accordingly, the Company files herewith as Exhibit 1.02 its Conflict Minerals Report for the calendar year ended December 31, 2013. The Report is also available at www.lifetimebrands.com under the “Corporate Overview” section.

Item 1.02	Exhibit

See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lifetime Brands, Inc. (Registrant)

/s/ Laurence Winoker
Laurence Winoker Senior Vice President – Finance, Treasurer and Chief Financial Officer Date: May 30, 2014